Seelos Therapeutics, Inc.
300 Park Avenue, 2nd Floor
New York, NY 10022

VIA EDGAR CORRESP

March 6, 2024

Daniel Crawford

Laura Crotty

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seelos Therapeutics, Inc.

Registration Statement on Form S-1

Filed February 2, 2024

File No. 333-276831

Dear Mr. Crawford and Ms. Crotty:

Seelos Therapeutics, Inc., a Nevada corporation (the “Company”), responds to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 8, 2024 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed by the Company with the Commission on February 2, 2024 (the “Registration Statement”).

Simultaneously herewith, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-1

Incorporation of Certain Information by Reference, page 34

1.	We note you have not filed an annual report for your most recently completed fiscal year and therefore appear to be ineligible to incorporate by reference on Form S-1. Please revise accordingly or otherwise advise. Refer to General Instruction VII.C. of Form S-1.

Response: The Company respectively advises the Staff that the Company filed its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) on March 6, 2024, which has been incorporated by reference into Amendment No. 1 in accordance with General Instruction VII to Form S-1.

Sincerely,

/s/ Raj Mehra, Ph.D.
Raj Mehra, Ph.D. President and Chief Executive Officer

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